                                                                   EXHIBIT 99(B)
                         SUMMARY OF RECENT DEVELOPMENTS

     The selected financial and operating data presented below at September 30, 1998 and for the three month periods ended September 30, 1998 and 1997 are derived from unaudited financial data, but, in the opinion of management reflect all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. The results of operations for the three months ended September 30, 1998 are not necessarily indicative of the results of operations that may be expected for the year ended June 30, 1999.


                                                                    AT                 AT
                                                            SEPTEMBER 30, 1998    JUNE 30, 1998
                                                            ------------------    -------------
                                                                        (IN THOUSANDS)
SELECTED FINANCIAL DATA:
Total assets..............................................        $628,664          $609,398
Loans receivable, net.....................................         384,856           353,012
Securities available for sale.............................         200,492           211,185
Securities held to maturity...............................          27,039            28,295
Deposits..................................................         437,382           435,462
Federal Home Loan Bank advances...........................          57,694            44,820
Repurchase agreements.....................................          60,430            60,430
Total retained earnings...................................          61,105            59,357



                                                            FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                            ----------------------------------------
                                                                   1998                 1997
                                                            -------------------  -------------------
                                                                         (IN THOUSANDS)
SELECTED OPERATING DATA:
Total interest income.....................................        $11,215              $10,194
Total interest expense....................................          6,700                6,094
                                                                  -------              -------
     Net interest income..................................          4,515                4,100
Provision for loan losses.................................            183                  245
                                                                  -------              -------
     Net interest income after provision
          For loan losses.................................          4,332                3,855
Total noninterest income..................................            458                  558
Total noninterest expense.................................          2,900                2,649
                                                                  -------              -------
     Income before income tax.............................          1,890                1,764
Provision for income tax..................................            643                  498
                                                                  -------              -------
     Net income...........................................        $ 1,247              $ 1,266
                                                                  =======              =======

                                                                FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                                ----------------------------------------
                                                                       1998                 1997
                                                                -------------------  -------------------
                                                                         (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL RATIOS AND OTHER DATA (1):
PERFORMANCE RATIOS:
  Return on average assets....................................            0.81%              0.91%
  Return on average retained earnings.........................            8.21               9.14
  Average retained earnings to average assets.................            9.86               9.93
  Retained earnings to total assets at end of period..........            9.72               9.74
  Net interest rate spread (2)................................            2.55               2.58
  Net interest margin (3).....................................            3.03               3.04
  Average interest-earning assets to
       average interest-bearing liabilities...................          110.89             110.45
  Total noninterest expense to average assets.................            1.88               1.94
  Efficiency ratio (4)........................................           54.10              53.58
  Net interest income to operating expenses...................          155.67             154.76
REGULATORY CAPITAL RATIOS (5):
  Tangible capital............................................            9.43%              9.77%
  Core capital................................................            9.43               9.77
  Total risk-based capital....................................           21.00              23.37
ASSET QUALITY DATA AND RATIOS:
  Total nonperforming loans (6)...............................         $ 1,289            $ 2,324
  Real estate owned, net......................................               -                115
  Total nonperforming assets (7)..............................           1,289              2,439
  Allowance for loan losses...................................           3,143              1,841
  Nonperforming loans as a percent of total loans (6)(8)......            0.33%              0.66%
  Nonperforming assets as a percent of total assets (7).......            0.21               0.40
  Allowance for loan losses as a percent of loans (8).........            0.81               0.52
  Allowance for loan losses as a percent of
     Nonperforming loans (6)..................................          243.83              79.22

__________
(1) Asset Quality Ratios and Regulatory Capital ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods and are annualized where appropriate.
(2) The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-earning liabilities.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets.
(4) The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income, net of security gains.
(5) For definitions and further information relating to the Association's regulatory capital requirements, see "Regulation-Federal Savings Institution Regulation-Capital Requirements." See "Regulatory Capital Compliance" for the Association's pro forma capital levels as a result of the Offerings.
(6) Nonperforming loans consist of all non-accrual loans and all other loans 90 days or more past due. It is the Association's policy to generally cease accruing interest on all loans 90 days or more past due when, in management's opinion, the collection of all or a portion of the loan principal has become doubtful. See "Business of the Association-Delinquent Loans, Classified Assets and Real Estate Owned."
(7)  Nonperforming assets consist of nonperforming loans and REO.
(8) Loans represent loans receivable, net, excluding the allowance for loan losses.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS


COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1998 AND JUNE 30, 1998


     Total assets at September 30, 1998 were $628.7 million compared to $609.4 million at June 30, 1998, an increase of $19.3 million. The primary factor in this increase was a $31.9 million increase in loans receivable, net from $353.0 million at June 30, 1998 to $384.9 million at September 30, 1998, due primarily to expansion into Mahoning County, and was partially offset by a $10.7 million decrease in securities available for sale from $211.2 million at June 30, 1998 to $200.5 million at September 30, 1998 as a result of funding loan growth with proceeds from maturing securities and principal repayments.

     Total deposits of the Association increased by $1.9 million from $435.5 million at June 30, 1998 to $437.4 million at September 30, 1998 due principally to an increase in NOW accounts as a result of the expansion into Mahoning County. Federal Home Loan Bank ("FHLB") advances increased by $12.9 million from $44.8 million at June 30, 1998 to $57.7 million at September 30, 1998. The Association used the new advances to fund loan growth during the three months ended September 30, 1998.

     Total retained earnings at September 30, 1998 were $61.1 million compared to $59.4 million at June 30, 1998, an increase of $1.7 million, or 2.9%, due to net earnings of $1.2 million for the three months ended September 30, 1998 and a $500,000 increase in the value of securities available for sale, net of tax.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997

     General. Net income for the three months ended September 30, 1998 was $1.25 million compared to $1.27 million for the three months ended September 30, 1997. Net interest income increased $415,000 or 10.1% for the three months ended September 30, 1998 compared to the same period in 1997, due to the increase in the average balance of interest-earning assets and the change in the composition of assets and liabilities.

     Average interest-earning assets for the three months ended September 30, 1998 increased 10.9% to $605.2 million, due primarily to loan growth by expansion into Mahoning County, and average interest-bearing liabilities increased 10.4% to $545.7 million compared to the three months ended September 30, 1997 as a result of increased average deposits and borrowings used to fund the loan growth. The net interest margin decreased only one basis point from 3.04% for the three months ended September 30, 1997 to 3.03% for the three months ended September 30, 1998. The growth in net interest income during the three months ended September 30, 1998 compared to the same period in 1997 was the result of growth in interest-earning assets.

     Noninterest income for the three months ended September 30, 1998 decreased $100,000, due to the sale of debt securities during the same period in 1997. Noninterest expense increased $251,000 in the three months ended September 30, 1998 from the three months ended September 30, 1997, attributable to the increase in salaries and wages and other operating expenses.

     Interest Income. Interest income for the three months ended September 30, 1998 was $11.2 million compared to $10.2 million for the three months ended September 30, 1997, an increase of $1.0 million or 10%. The increase in interest income was primarily the result of growth in average interest-earning assets from $546.2 million for the three months ended September 30, 1997 to $605.2 million for the three months ended September 30, 1998. The yield on interest-earning assets for the three months ended September 30, 1998 decreased to 7.40% as compared to 7.46% for the same period in 1997, which partially offset the increase in interest income due to volume.


     Interest Expense. Interest expense for the three months ended September 30, 1998 was $6.7 million as compared to $6.1 million for the three months ended September 30, 1997, an increase of $606,000 or 9.9%. The increase in interest expense was primarily the result of growth in average interest-bearing liabilities from $494.5 million for the three months ended September 30, 1997 to $545.7 million for the three months ended September 30, 1998. The yield on interest-bearing liabilities for the three months ended September 30, 1998 decreased to 4.86% compared to 4.88% for the same period in 1997, which partially offset the increase in interest expense due to volume.

     Provision for Loan Losses. The Association's provision for loan losses for the three months ended September 30, 1998 was $183,000, compared to $245,000 for the three months ended September 30, 1997. The amount of the provision for loan losses is based upon management's periodic analysis of the adequacy of the allowance for loan losses. The change in the provision for loan losses is due to a decrease in the level of charge-offs for the three months ended September 30, 1998 compared to the same period in 1997. Charge-offs reduce the amount of loan loss allowance recorded on the balance sheet and generally necessitate that the Association set aside additional funds to replace the allowance through the loan loss provision.

     Noninterest Income. Noninterest income for the three months ended September 30, 1998 was $458,000 compared to $558,000 for the three months ended September 30, 1997, a decrease of $100,000, or 17.9%. The Association sold debt securities and recorded a $100,000 gain on sale for the three months ended September 30, 1997. No securities were sold during the three months ended September 30, 1998.

     Noninterest Expense. Noninterest expense was $2.9 million for the three months ended September 30, 1998 compared to $2.6 million for the three months ended September 30, 1997, a $300,000, or 9.5%, increase. Compensation and benefits expense increased to $1.5 million for the three months ended September 30, 1998 compared to $1.4 million for the three months ended September 30, 1997, a $100,000, or 7.1% increase. The increase was due to the addition of approximately twelve full-time equivalent employees over the year, in part to implement the expansion into Mahoning County. The employees were added to facilitate the loan production process as evidenced by the 29% increase in loan volume for the three months ended September 30, 1998 as compared to the three months ended September 30, 1997. Other operating expenses increased to $608,000 for the three months ended September 30, 1998 compared to $420,000 for the same period in 1997, an increase of $188,000 or 44.8%. $110,000 of the increase in other operating expenses is related to an advertising and promotional campaign targeting customers of competing institutions, as well as stationery and supplies expenditures. The Association purchases its stationery and other supplies in bulk in amounts that are expected to last four to six months; therefore, such expenses are not regularly incurred on a quarterly basis.

     Income Taxes. Income taxes for the three months ended September 30, 1998 were $643,000 compared to $498,000 for the three months ended September 30, 1997, an increase of $145,000 or 29.1%.